

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

Via E-mail
Kevin T. Chin
Executive Chairman of the Board and Chief Executive Officer
Arowana Inc.
Level 11, 153 Walker Street
North Sydney, NSW 2060
Australia

> **Re:** **Arowana Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2014**
> **File No. 333-199591**

Dear Mr. Chin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please file all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2.  Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

3.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.  With respect to all third-party statements in your prospectus - such as statements from the CIA World Factbook - please provide us with the relevant portion of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Fee Table

5.  Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

Prospectus Summary, page 1

6.  We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on Nasdaq."  Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application.  If not, it is unclear why you believe it is appropriate to highlight in your prospectus the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing.  Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Management Offering and Investing Experiences, page 3

7.  Please clarify that each of your officers and directors will also allocate their time to other businesses, as well as clarify, here and elsewhere in your prospectus, including but not limited to the related risk factor on page 26, the amount of time you expect each to spend on your business.

8.  Please balance your discussion of your management's strengths with a discussion of the risks associated with your business and this offering.

Private Placements, page 4

9.  Please clarify that the compulsory repurchase to which you make reference is by you, just for the avoidance of doubt.

10. Please clarify the conversion rights of the dissenting public shareholders with respect to their public shares referenced in clause (B) of the second and fourth paragraphs of this section are unclear.  Please revise your disclosure to clarify into what those shares would convert.

11. We note disclosure here and throughout your prospectus that your initial shareholders have agreed, among other things, to vote their shares in favor of any proposed business combination, and to purchase from you an aggregate of 305,000 units in a private placement simultaneous with the consummation of this offering. Please revise your disclosure to clarify whether these and any related commitments were part of written agreements, and if so, please file such agreements as exhibits to the registration statement.

12. We note that the warrants included in the unregistered offering will not be redeemable and have different exercise rights than the warrants offered to the public in the registered offering. Please tell us whether you believe that the warrants included in the unregistered offering will ever be tradable on the Nasdaq under the symbol for the redeemable warrants that you are registering for sale to the public in this transaction, and, if so, how the open market purchaser will know which type of warrant is being purchased.

13. Where you refer to the private warrants being identical to the warrants to be sold in the registered offering except for the cited differences, please also highlight briefly the difference mentioned in the last sentence of the first risk factor on page 24.

The Offering, page 6

Exercise Price, page 8

14. Please provide further disclosure regarding the exemption from registration under the Securities Act available to public warrant holders in connection with a cashless exercise of such warrants when an effective registration statement is not available.

Term of the Rights, page 10

15. We note that, if you are not the surviving issuer in your initial business combination transaction, rights holders will be required to automatically convert such rights in order to receive the underlying shares. If the rights will not be exercisable if you do not have a registration statement in effect covering the exercise, please highlight that issue in the prospectus summary and explain it in a risk factor.

16. Please disclose the length of time that shareholders will have to comply with the obligation to affirmatively convert the rights. Also tell us whether the rights will provide for adjustment of the conversion rate if events that cause the warrants to be adjusted occur during the period that you provide investors to affirmatively convert the rights.

Shareholder approval of, or tender offer in connection with, initial business combination, page 12

17. Please provide us your analysis of how your ability to choose between the two choices in the first sentence of this section would change if you were to satisfy the definition of a

foreign private issuer. Also tell us about any other material changes to the disclosure in your prospectus if you were to satisfy the definition of a foreign private issuer.

18. Please clarify whether you will determine the "pro rata" per share portion of the trust based on the number of then outstanding shares sold in this offering excluding any such shares then held by your initial shareholders or including such shares held by those initial shareholders.

19. We note your disclosure that the potential tender offer will be structured so that each holder may tender all shares rather than "some pro rata portion." Please clarify whether you mean that shareholders must tender all shares if they want to tender any.

20. We note your disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are intended to be subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

21. Here or in another appropriate section of your document, please clarify whether the $5,000,001 of net tangible assets is calculated before or after you pay the 4.0% fee to your underwriter, disclosed on page 32.

Conversion Rights, page 14

22. Please clarify whether third paragraph of this section applies only to shares that investors are seeking to convert.

Automatic Liquidation if No Business Combination, page 16

23. We note your disclosure that Kevin Chin has contractually agreed that, if you liquidate the trust account prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds in the trust account are not reduced by certain claims of target businesses or vendors and to advance necessary funds in order to complete such liquidation. Please revise your disclosure to clarify whether this is part of a written agreement, and if so, please file such agreement as an exhibit to the registration statement.

Risk Factors, page 20

24. Please add a risk factor disclosing that you only have one executive officer, who is not obligated to devote any specific number of hours to our matters and intends to devote only as much time as he deems necessary to your affairs. Please also disclose here that you do not intend to have any full time employees prior to the consummation of a

business combination, as well as the potential related consequences.  In this regard, we note your disclosure on page 60.

In connection with any shareholder meeting. . ., page 28

25. You disclose here that you might require shareholders to tender certificates or deliver shares electronically.  If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors' ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates.  In this regard, please tell us about any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

Our initial shareholders control a substantial interest in us. . ., page 30

26. Please clarify, here and elsewhere in your prospectus, that your initial shareholders will hold approximately 23.1% of the issued and outstanding shares following this offering, assuming that the over-allotment is not exercised in full.

We may not seek an opinion from an unaffiliated third party. . ., page 33

27. We note that your risk factor discloses that you are not required to obtain an opinion from an unaffiliated third party indicating that the price you are paying is fair to your shareholders from a financial point of view unless the target is affiliated with your officers, directors, initial shareholders or their affiliates.  Please incorporate this information under a separate risk factor with a title specifically highlighting that you may acquire a business target from a company affiliated with management.  Please also disclose that your officers, directors, or entities affiliated with them can purchase a minority interest in the acquisition target and cause potential conflicts of interest.

An investment in this offering may involve adverse U.S. federal income tax consequences, page 38

28. Your disclosure in the first sentence of this risk factor suggests that the issue you mention in that sentence is the key tax uncertainty created in connection with this offering, other than the passive foreign investment company issue mentioned in the next risk factor; however, your "Taxation" disclosure beginning on page 90 suggests several other tax uncertainties.  Please revise this risk factor to clarify the extent of the tax uncertainties that an investor would face by purchasing the offered securities.

Use of Proceeds, page 39

29. We note your disclosure on page 32 that you will pay a fee equal to 4.0% of the gross proceeds raised in your offering to EarlyBirdCapital.  Please disclose the source that will be used for those funds.  If the funds could be taken out of the trust, please disclose

whether that would reduce the amount available to holders who convert their shares. Please also quantify and disclose the extent to which this fee will reduce the $60,800,000 of total net proceeds from your offerings that will be available for pursuing an acquisition, and include the fee in the chart on page 39.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 47

30. Please clarify that the loan was made to you by Arowana Partners Group Pty. Ltd.

Related Party Transactions, page 49

31. We note that the loan made to you by Arowana Partners Group Pty. Ltd. becomes due and payable on the earlier of (1) October 1, 2015, (2) the date on which you consummate your IPO, or (3) the date on which you determine not to proceed with your IPO. Please disclose how you plan to repay the loan. If you plan to repay the loan from the net proceeds of this offering, please include the repayment amount in the chart in page 39 and the bullets on page 48.

Proposed Business, page 51

Offering Structure, page 52

32. Please provide the basis for management's belief that you will be viewed more favorably than competitors because they most often include a warrant to receive a full share.

Sources of Target Businesses, page 53

33. Please provide the basis for your belief that "based on our management's business knowledge and past experience that there are numerous acquisition candidates available."

Conversion Rights, page 57

34. Please reconcile the last sentence of the first paragraph of this subsection with the caption of the previous subsection. From that sentence and the penultimate paragraph of this subsection, it appears that this section should be revised to address the potential repurchase of your shares by tender offer without a shareholder vote.

35. We note your disclosure on page 57 that your initial shareholders, officers and directors will not have conversion rights with respect to any shares, including shares purchased in the aftermarket. However, we also note your disclosure on page 1 which defines "public shareholders" to include your initial shareholders that purchase shares offered in this

transaction in the aftermarket. Please clarify whether your affiliates are included within the definition of the term public shareholders as used in the first paragraph of this section and which shares are included in the calculation that determines the "pro rata" amount to be paid from the trust upon conversion of the shares.

36. The last sentence of the fifth paragraph of this section indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

37. Please clarify what you mean by the "applicable date" in the penultimate paragraph in this section.

Ability to Extend Time to Complete Business Combination, page 58

38. We note your disclosure that the if you "do not complete a business combination within 18 months from the consummation of this offering, it will trigger [y]our automatic winding up, dissolution and liquidation pursuant to the terms of our amended and restated memorandum and articles of association." We also note that this time period may be extended by additional deposits into your trust account by your initial shareholders, although they are not obligated to do so. Please disclose if this condition is included in your articles of incorporation, and any timeline by which such deposits must be made. Please also explain the outcome if some but not all initial shareholders choose to make such additional deposits.

39. Please confirm if the initial shareholders who make additional deposits into your trust account will receive shares or other securities in consideration for such deposits, or if such shareholders will be entitled to repayment of such amounts.

Election to Remain an Investor, page 63

40. Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect whether to convert their shares.

Release of Funds, page 64

41. Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to converting shareholders or (2) the trustee will directly send the appropriate portion of the amount held in trust to the converting shareholder at the time of the business combination.

Management, page 65

42. Please disclose Mr. Moore's business experience for the period beginning in 2001 and ending in October 2014.  Please see Item 401(e) of Regulation S-K.

Director Independence, page 66

43. Please provide the basis for your conclusion that each of John Moore and Kien Khan Kwan are considered to be "independent directors" under the Nasdaq listing rules.  In this regard, we note that Mr. Moore is listed as an independent non-executive director of Arowana International on its website, and Mr. Kwan served as Executive Director and Chief Investment Officer of Arowana International until October 2014, and is still listed as holding such position on its website.  Please also clarify whether Mr. Moore or Mr. Kwan have any fiduciary duty obligations to Arowana International.

Principal Shareholders, page 72

44. Please revise the footnotes to your beneficial ownership table to clearly disclose the natural person(s) who has voting or investment control over the shares owned each entity named in your beneficial ownership table.  Please see Exchange Act Rule 13d-3.

45. Please clarify whether Mr. Chin currently has beneficial ownership over shares held by the Chin Family Superannuation Fund and revise your footnotes accordingly.

46. We note that the shares over which each of your directors and executive officers have beneficial ownership appears to add up to 38.2% of the 1,725,000 shares currently outstanding; however, you state that such individuals currently are deemed to have beneficial ownership over 40.1% of the outstanding shares.  Please explain or revise your disclosure, as appropriate.

47. Please provide further disclosure regarding the number of shares to be held by each beneficial holder following the offering, including but not limited to why the amounts to be held by most holders will increase, while the amount to be held by The Panaga Group Trust will decrease.

48. We note your statement that each of Kevin Chin, The Octagon Foundation and Arowana International are your "promoters."  Here or in another appropriate place in your registration statement, please provide the information required by Item 404(c) of Regulation S-K.

Description of Securities, page 78

Preferred Shares, page 79

49. We note your disclosure that the underwriting agreement prohibits issuance of preferred shares that participate in the proceeds of the trust account. Please tell us whether that agreement can be amended, whether your charter contains a similar prohibition, and whether you are prohibited from issuing additional ordinary shares with an interest in the trust funds. Also tell us whether you can issue preferred shares with voting rights that assure approval of an amendment to your charter.

Warrants, page 79

50. The first paragraph of this section indicates that only an even number of warrants are exercisable at any given time because a warrant holder may only exercise warrants for a whole number of shares. The last paragraph of this section says that you will round the number of shares underlying the warrants. These disclosures appear to be inconsistent. Please clarify.

51. We note that your description of the warrants contains references to the "public warrants" and the "private warrants." Please confirm whether you plan to have multiple classes of warrants. Assuming you plan to issue one class of warrant, this section should describe the terms of such class. In an appropriate separately captioned section of your document, you should disclose the agreements that you have made or will make with specific groups of investors that require you to treat the warrants they hold in a manner that differs from the warrant terms. In addition, please file the agreements as exhibits to the registration statement.

52. We note your statement that "[w]arrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding." It appears that the provision would not have any effect on the holder's beneficial ownership for purposes of Section 13 or 16 of the Exchange Act. Please tell us the purpose of the provision and how you believe it achieves that purpose. In your response, please cite with specificity all authority on which you rely.

Underwriting, page 100

53. We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

Regulatory Restrictions on the Purchase of Securities, page 102

54. Please disclose, if true, that those involved in the unregistered issuance of units will participate only to the extent they are able to do so consistent with Regulation M, Sections 9(a)(2) and 10(b) of the Exchange Act and Rule 10b-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jarret Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters.  Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any other questions.

                    Sincerely,

                    /s/ Mara L. Ransom

                    Mara L. Ransom
                    Assistant Director

cc: David Alan Miller, Esq.